EURASIAN MINERALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2013

GENERAL

This Management’s Discussion and Analysis (“MD&A”) for Eurasian Minerals Inc. (the “Company”, “EMX” or “Eurasian”) has been prepared based on information known to management as of May 13, 2013.

This MD&A is intended to help the reader understand the condensed consolidated interim financial statements and should be read in conjunction with the condensed consolidated interim financial statements of the Company for the three months ended March 31, 2013 prepared in accordance with International financial reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts included therein and in the following MD&A are in Canadian dollars except where noted.

FORWARD-LOOKING INFORMATION

This MD&A may contain “forward-looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, and other risk factors and forward-looking statements listed in the Company’s most recently filed Annual Information Form (“AIF”), actual events may differ materially from current expectations. More information about the Company including its AIF and recent financial reports is available on SEDAR at www.sedar.com. The Company’s Annual Report on Form 40-F, including the AIF and recent financial reports, is available on SEC’s EDGAR website at www.sec.gov and on the Company’s website at www.EurasianMinerals.com.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

The MD&A may use the terms “Inferred” and “Indicated” resources. Eurasian advises investors that although these terms are recognized and required by Canadian regulations under National Instrument 43-101 (“NI 43-101”), the U.S. Securities and Exchange Commission (“SEC”) does not recognize these terms. Investors are cautioned that “inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable. Investors are further cautioned not to assume that any part or all of an indicated mineral resource will be converted into reserves.

COMPANY OVERVIEW

Eurasian is a Tier 1 company that trades on the TSX Venture Exchange and the NYSE MKT. It is primarily in the business of exploring for metals and minerals. The Company conducts exploration on properties located primarily in Turkey, Haiti, Europe, Southwest United States, and the Asia Pacific region. The Company started receiving royalty income as of August 17, 2012 when it acquired Bullion Monarch Mining, Inc. (“Bullion” or “BULM”).

Eurasian operates primarily as a prospect generator. Under the prospect generation business model, Eurasian develops and acquires quality mineral exploration projects and then options or sells such projects to other parties. By optioning or selling interests in its projects to third parties, Eurasian reduces its exposure to the costs and risks associated with early stage mineral exploration. This preserves the Company’s treasury, which can be utilized for further project acquisitions and strategic investments. In consideration for selling or optioning its projects, the Company typically retains an equity interest in the project or receives shares in the capital of the company acquiring it.

HIGHLIGHTS FOR THE PERIOD

  The Company received royalty revenue of $937,972

  Drilling at the Akarca project continued to discover additional gold-silver mineralization, as well as extend the known mineralized zones;

  A 100% Vale funded drill program commenced at the Copper Basin copper-molybdenum Designated Project; and,

  Antofagasta elected the Ikelevare copper-gold property as a Designated Project in Sweden.

OUTLOOK

As the year 2013 progresses, the Company is well-poised to take advantage of the prevailing financial market conditions which have adversely impacted the funding of junior exploration companies. This is especially so in light of EMX’s growing royalty portfolio, which includes the Company’s Northern Carlin Trend Leeville royalty (“Leeville royalty”). Royalty revenues coupled with projects advanced using partner funding places EMX in a strong position in the coming year to continue building its portfolio and to acquire quality assets from companies not so strongly positioned.

Ongoing work advanced the programs elsewhere in the Company’s exploration portfolio. EMX has outright control or shared interests in more than 140 properties on four continents. Many of these properties are funded wholly, or with substantial contributions, from partner companies. The Company continues to develop new opportunities worldwide to fill the exploration pipeline and add additional opportunities for discovery.

TURKEY

Eurasian holds exploration and exploitation licenses in Turkey’s Western Anatolia and Eastern Pontides mineral belts. The properties include bulk tonnage gold, gold-silver vein, and porphyry copper (gold) targets. EMX also holds royalty interests on Balya and other properties. Drilling was conducted at the Akarca property during the reporting period. In addition, EMX continued evaluating and partnering other projects in the portfolio, while assessing new exploration opportunities.

Akarca

EMX’s Akarca project is located in Turkey’s Western Anatolia region, and is covered by two exploitation licenses. The property contains multiple prospects of epithermal gold-silver mineralization within a district-scale area.

EMX’s recent drill program concluded in February of this year. The first two holes were drilled at the Sarikaya Tepe prospect, with results that included an oxide intercept starting at surface of 36.4 meters averaging 5.67 g/t gold and 53.31 g/t silver, with a sub-interval of 2.15 meters averaging 89.34 g/t gold and 835.16 g/t silver (true widths interpreted as 60-75% of reported interval length). The drill results also included an oxide intercept starting at 18.2 meters of 101.0 meters averaging 1.25 g/t gold and 7.95 g/t silver at the Percem Tepe prospect (true width interpreted as 65-75% of reported interval length).

The Company's 2012-2013 drill program extended the strike length of the targeted prospects, confirmed continuity of the mineralized zones, and intersected the highest grade gold-silver mineralization encountered to date on the property. These results underscore the district-scale exploration potential of the Akarca property. The Company is currently in advanced discussions with potential partners interested in a joint venture of the property.

Refer to EMX news releases dated January 18, 2013, and March 1, 2013 for more information on the Akarca exploration results and a description of the Quality Assurance and Quality Control measures used by Eurasian for the project.

Sisorta

The Sisorta joint venture is 51% owned by Chesser Resources Ltd. (ASX: CHZ) and 49% by EMX. The JV granted Çolakoglu Ticari Yatirim A.S., a privately owned Turkish company, an option to buy the Sisorta property in 2012, but Çolakoglu relinquished their rights under the agreement in March 2013. As reported to EMX, in 2012 Çolakoglu completed a 46 hole, 5,500 meter diamond drill program and other work totaling approximately US $2.5M in expenditures before terminating its option. EMX and Chesser are currently evaluating the data generated from Çolakoglu’s work, and initiating discussions with other parties interested in the property’s oxide gold and porphyry copper exploration potential.

Balya

The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped, 4% net smelter return (“NSR”) royalty retained when it sold the property to private Turkish mining company Dedeman Madencilik San ve Tic. A.S. in 2006. EMX has been advised by Dedeman that they are planning an exploration drill program for 2013. Since acquiring the property from EMX in 2006, Dedeman has completed 176 core holes totaling over 31,000 meters.

Golcuk

The Golcuk copper-silver property is located in the Eastern Pontides metallogenic belt of northeast Turkey, and is covered by one exploitation license. The mineralization at Golcuk primarily occurs as stacked, stratabound horizons with disseminated copper and silver hosted in volcanic units. Pasinex Resources Ltd. (CNSX: PSE; FSE: PNX) signed an option agreement with EMX in July 2012 to acquire a 100% interest in Golcuk for a combination of staged issuances of Pasinex shares and work commitments over a four year period. EMX retains a 2.9% NSR royalty, which Pasinex has the option of buying down to 2% within six years of the agreement date for US $1,000,000. Pasinex announced results from confirmation drilling during the reporting period that included 3.5 meters (174.7 -178.2m) at 0.54% copper, and 9.7 meters (194.0 -203.7m) at 2.97% copper (true widths are unknown). Pasinex is planning an expanded Golcuk exploration program for 2013.

Trab-23

The Trab-23 gold (copper-molybdenum) porphyry property is located in northeast Turkey, and covers over 19 square kilometers. The property was acquired by EMX at minimal cost in 2007. Tumad Madencilik Sanayi ve Ticaret A.S. ("Tumad"), a private Turkish company, executed a definitive option agreement in February 2013 to acquire the property. Following exercise of its option, Tumad may elect to retain the property, and after such election, shall pay annual minimum royalties of US $100,000 commencing upon the first anniversary of such exercise. Upon production from the Trab-23 licenses, Tumad will pay EMX a 3% NSR royalty from production. The annual minimum royalties will be credited to 80% of the NSR royalty then payable.

Other Properties in Turkey

Several potential partners have expressed interest in EMX’s Alankoy copper-gold porphyry property.

Qualified Person

Mr. Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed and approved the above technical disclosure on Turkey.

HAITI

Eurasian and joint venture partner Newmont Ventures Limited (“Newmont”), a wholly owned subsidiary of Newmont Mining Corporation (collectively, the “JV”), are exploring a land position along 130 kilometers of strike length of Haiti’s Massif du Nord mineral belt. Newmont is funding and managing exploration for six joint venture Designated Projects across northern Haiti that contain multiple gold, copper, copper-gold and copper-gold-silver occurrences, prospects, and deposits. EMX is advancing its 100% controlled Grand Bois gold-copper project outside of the JV with Newmont.

Negotiations with the Government of Haiti to conclude the Mining Convention are ongoing. Once ratified, the Mining Convention will set the financial and related conditions for project exploration, development, exploitation and closure. The joint venture has put all field exploration programs in Haiti on care and maintenance status pending ratification of the Mining Convention.

EMX is in discussions with the Haitian government for a two year extension to explore the Grand Bois property’s porphyry potential. Meanwhile, EMX has placed work related to the Grand Bois project on hold pending the government’s decision on the requested extension.

Qualified Person

Mr. Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed and approved the above technical disclosure on Haiti.

AUSTRALIA AND ASIA-PACIFIC

Eurasian’s Australia and Asia-Pacific business unit continued work on the Koonenberry property in New South Wales, Australia. EMX’s Koonenberry gold project is covered by over 1,600 square kilometers of contiguous exploration licenses either 100% owned or controlled by Eurasian. The licenses cover prospective ground that hosts gold occurrences and exploration targets along the length of the 100 kilometer Koonenberry gold belt. Ongoing discussions continue with potential parties interested in partnering with EMX on the property.

EMX’s Neavesville property occurs in the Hauraki goldfield of New Zealand's North Island, and consists of two exploration permits totaling over 30 square kilometers. The property hosts a variety of gold-silver mineralization styles that have geologic features similar to other deposits of the Hauraki goldfield, including Newmont's Martha Hill gold-silver mine located 25 kilometers to the southeast. EMX granted an option to acquire the property to Glass Earth Gold Limited in November 2012. Glass Earth is currently preparing for their 2013 field program.

Qualified Person

Mr. Chris Spurway, MAIG, MAusIMM, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed and approved the above technical disclosure on Australia and the Asia-Pacific.

EUROPE

Sweden

Eurasian’s Swedish subsidiary has a portfolio of 27 exploration permits totaling over 1,000 square kilometers. This portfolio includes porphyry copper and Iron-Oxide-Copper-Gold (IOCG) properties, in addition to known areas of copper, gold, and platinum group element-enriched styles of mineralization. EMX entered into a Strategic Alliance and Earn-In Agreement focused on copper exploration with Antofagasta Minerals S.A. (“Antofagasta”) in 2011. Antofagasta can earn up to a 70% interest in a Designated Project through a combination of cash payments and work commitments that result in a NI 43-101 compliant feasibility study.

The Company’s first quarter work focused on property acquisitions and assessments, including the commencement of a reconnaissance drill program at the Puoltsa prospect in late February; assay results are pending. Puoltsa is part of the Kiruna South Designated Project with Antofagasta, and is located in the Kiruna iron-copper-gold metallogenic province of northern Sweden.

On April 25, 2013, EMX announced the selection of the Iekelvare Designated Project by Antofagasta. Iekelvare is covered by a 5,250 hectare exploration license situated within a province of IOCG style deposits in Norrbotten County, Northern Sweden. Exploration conducted by the Swedish Geologic Survey (“SGU”) in the 1970’s demonstrated the presence of copper-rich boulders and copper geochemical anomalies in glacial till materials, as well as bedrock hosted copper and gold mineralization in the area. A Phelps Dodge Exploration Sweden (“PDES”) and Beowulf Gold plc joint venture carried out further exploration work from 2003-2005, including a reconnaissance diamond drilling program that intersected copper-gold mineralization. EMX and Antofagasta are proceeding with a 2013 follow-up exploration program.

Serbian Royalty Properties

EMX has NSR royalties of 2% on gold and silver, and 1% on all other metals over certain properties in Serbia held by Reservoir Minerals Inc. (“Reservoir”) (TSX-V: RMC). Eurasian’s Serbian properties were sold to a predecessor in title to Reservoir in 2006 for cash, NSR royalties, work commitments, and other considerations. Reservoir continues to report encouraging drill results from their Timok joint venture with Freeport. EMX’s Brestovac royalty property is part of the land package that makes up the Timok JV. Reservoir’s drill results are not on EMX’s royalty ground, but are located approximately 1,000 meters east of the property boundary. Although Brestovac has prospective geology related to the nearby area that Reservoir reported the drill results from, this is not necessarily indicative that similar mineralization occurs within EMX’s royalty property position. Elsewhere in EMX’s Serbian royalty portfolio, encouraging high-grade gold intercepts were recently reported by Reservoir from the Deli Jovan project (Reservoir news release dated February 27, 2013).

Qualified Person

Mr. Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed and approved the above technical disclosure on Europe.

NORTH AMERICA

Eurasian’s property and royalty portfolio in North America, held through wholly-owned subsidiary Bronco Creek Exploration (“BCE”), is comprised of 24 exploration properties covering approximately 45,000 hectares in Arizona, Nevada, Utah, and Wyoming. The portfolio includes porphyry copper-molybdenum, porphyry copper-gold, bulk tonnage gold, and gold-silver vein targets. Eurasian currently has six properties partnered through BCE.

Copper Basin Designated Project

The Copper Basin copper-molybdenum property is a Designated Project with Vale. Vale can earn an initial 60% interest in Copper Basin by spending US $4.5 million in exploration expenditures over a four year period that started in September 2011. Vale is 100% funding the ongoing 2013 drill program that commenced during the reporting period.

Copper Basin is located in central Arizona, approximately 50 kilometers north-northwest of Phoenix. The project contains numerous surface shows of copper mineralization, and a portion of the property was drilled during the porphyry copper exploration boom of the 1960s and 1970s. Fifteen historic drill holes completed during this period identified the presence of a copper-molybdenum mineralized porphyry system.

EMX’s geologic mapping, geochemical sampling, and an airborne (ZTEM and magnetic) geophysical survey have identified four new multi-phase, copper-molybdenum mineralized breccias. As a result, the surface expression of the Copper Basin system has been expanded from 0.5 square kilometers to a 1.5 square kilometer target area of porphyry-style alteration and mineralization. These newly identified extensions of mineralization are the focus of the current drill program. Two diamond drill holes totaling over 1,200 meters were completed during the first quarter. Assay results are pending.

Silver Bell West

The Silver Bell West project, partnered with GeoNovus Minerals Corp. (“GeoNovus”) (TSX-V: GNM), is a porphyry copper-molybdenum target adjacent to the active ASARCO Oxide Pit mine located northwest of Tucson, Arizona. EMX recently completed a GeoNovus funded geologic mapping campaign that identified surface alteration and mineralization patterns for follow-up drill testing. As announced by GeoNovus in a February 19, 2013 news release, a two hole 2013 drill program totaled 696.5 meters, and encountered hydrothermally altered granite.

Red Hills

The Red Hills porphyry copper-molybdenum property, located in central Arizona, is partnered with GeoNovus and Inmet Mining Corp. (a subsidiary of First Quantum Minerals LTD. TSX: FM). In 2012, GeoNovus reported that reconnaissance drilling had confirmed the presence of a fault-displaced portion of a porphyry system under Tertiary gravels. During late February and early March 2013, a two hole reconnaissance drill program was conducted to follow-up on the mineralization intersected in 2012. The drilling intersected porphyry system style alteration and Laramide “source” rocks. Additional drill testing is currently under consideration.

Superior West

The Superior West JV with Freeport McMoRan Exploration Corporation (“Freeport”) is located west of the historic mining town of Superior, Arizona, and adjacent to the Resolution Copper property. The Superior West property covers several porphyry copper targets, as well as the western extension of the historic Magma Vein. Freeport informed BCE in January that they had flown a ZTEM and airborne magnetic survey over the Superior West property position. The geophysical data have been received by Freeport, and are currently undergoing processing and interpretation.

Other Work Conducted by Eurasian in the Western U.S.

EMX is in discussions with a number of potential partners for available North American properties, as well as for regional exploration alliances.

Qualified Person

Mr. Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed and approved the above technical disclosure on North America.

RESULTS OF OPERATIONS

Three months ended March 31, 2013

The net loss for the three months ended March 31, 2013 (“current period”) was $3,233,062 compared to $4,053,512 for the prior year’s comparative period (“prior period”). The loss for the current period was made up of $1,089,839 (2012 - $1,037,042) in net exploration expenditures, $1,565,398 (2012 - $2,541,548) in general and administrative expenses, and other losses totaling $711,731 (2012 - $474,922) offset by $382,078 (2012 - $Nil) in net royalty income. Some items to note are:

Revenues:

The Company began receiving royalty revenue from the Leeville royalty on August 17, 2012. In the current period royalty income was earned for 562 ounces of gold totaling $937,972 offset by gold tax and depletion of $555,894 for net royalty income of $382,078 (2012 - $Nil).

Exploration Expenditures:

Net exploration expenditures increased by $52,797 in the current period. Kooenenbury expenses decreased from $197,522 to $91,159 as minimum expenditure commitments pursuant to property agreements were met in the prior period. Expenditures in Turkey increased by $219,986 to $483,663 as Eurasian is now funding the project on its own. Centerra, its former JV partner at Akarca, relinquished its interest in the project during 2012 and Akarca reverted back to 100% EMX. The expenditures in Turkey were partly offset by US$200,000 received from Dedeman Madencilik, which owed the Company advance minimum royalty payments on the Aktutan property.

General and Administrative and Other

General and administrative expenses decreased by $976,150 in the current period. Professional fees were $177,205 compared to $565,234 in the prior period. The prior period included higher legal fees related to the Bullion Monarch acquisition. Transfer agent and filing fees decreased by $124,622 to $67,116 as the prior period included expenses related to the Company’s listing on the NYSE MKT. Overall administration, office, and travel costs decreased due to the Company’s efforts to reduce G&A expenditures. Market conditions negatively impacted the Company’s held-for-trading investments and the current period saw a decrease in fair value of its FVTPL investments of $541,001.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s working capital position at March 31, 2013 was $20,295,280 (December 31, 2012 - $22,702,855) and is sufficient to fund its exploration programs and administrative expenditures through and beyond the next twelve months. The Company obtains its cash requirements through the issuance of shares, funding from joint venture partners, royalty income, attracting additional joint venture partners and the sale of available investments and marketable securities all of which are used to finance further property acquisitions, explore and develop its mineral properties, and obtain strategic investments. During 2012, the Company acquired Bullion and began receiving royalty revenue from Bullion’s 1% GSR on the Leeville royalty. These royalty revenues will be used to offset expenditures during the upcoming year; however, the Company cannot predict the level of royalty income that it will receive from Newmont from the GSR.

Operating activities

Cash used in operations was $1,465,495 for the three months ended March 31, 2013 (2012 - $3,277,980) and represents expenditures primarily on mineral property exploration and secondarily on general and administrative expense for both periods, offset by royalty income received in the year.

Financing activities

The Company received $56,600 (2012 - $20,000) from the exercise of stock options and $Nil (2012 - $1,898,995) from the exercise of warrants for a total of $56,600 in cash provided by financing activities.

Investing activities

During the three months ended March 31, 2013, Eurasian received $53,795 (2012 - $72,572) as interest on its cash and cash equivalents. The Company expended $518,198 (2012 - $Nil) on the purchase of strategic investment marketable securities and received $448,127 (2012 - $718,275) on the sale of marketable securities. The Company purchased property and equipment in the amount of $2,756 (2012 - $1,143,188), the majority of the prior period relates to the Company’s Denver office. Restricted cash utilized $60,260 (2012 – ($99,717)) and cash expended in the acquisition of exploration and evaluation assets was $52,325 (2012 - $24,266).

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

QUARTERLY INFORMATION

Fiscal quarter ended	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012

Royalty income	$937,972	$1,198,727	$552,248	$-
Exploration expenditures	2,764,160	3,652,142	3,541,622	4,180,475
Exploration recoveries	(1,674,321)	(847,539)	(881,560)	(2,351,981)
Share-based payments	153,560	1,045,146	964,063	197,023
Net loss for the period	(3,233,062)	(6,267,944)	(6,550,000)	(4,030,597)
Basic and diluted net loss per share	(0.04)	(0.07)	(0.12)	(0.08)

Fiscal quarter ended	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011

Royalty income	$-	-	-	-
Exploration expenditures	2,114,067	2,841,775	2,736,112	2,858,256
Exploration recoveries	(1,077,025)	(2,002,969)	(1,113,336)	(1,482,614)
Share-based payments	593,377	458,091	1,668,471	191,091
Net loss for the period	(4,053,512)	(3,266,452)	(4,257,189)	(2,225,176)
Basic and diluted net loss per share	(0.08)	(0.07)	(0.08)	(0.04)

Factors that cause fluctuations in the Company’s quarterly results include the timing of stock option grants, foreign exchange gains and losses related to the Company’s holding of United States dollar denominated working capital items, gains or losses on investments held in its portfolio, along with fluctuating levels of operations activities on its exploration projects and due diligence undertaken on new prospects. The most current three quarters have seen royalty income from its Leeville royalty which was acquired in August 2012. See also “Forward Looking Information” above.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

		Share-based
For the three month period ended March 31, 2013	Salary or Fees	Payments	Total
Management	$176,642	$117,123	$293,765
Outside directors	30,000	10,922	40,922
Seabord Services Corp. *	114,000	-	114,000
Total	$320,642	$128,045	$448,687

		Share-based
For the three month period ended March 31, 2012	Salary or Fees	Payments	Total
Management	$137,088	$321,100	$458,188
Outside directors	24,000	58,147	82,147
Seabord Services Corp. *	119,400	-	119,400
Total	$280,488	$379,247	$659,735

(*)Seabord Services Corp. (“Seabord”) is a management services company controlled by Michael Winn, the Chairman of the Board. Seabord provides a chief financial officer, a corporate secretary, accounting staff, administration staff and office space to Eurasian. Christina Cepeliauskas, the Chief Financial Officer, and Valerie Barlow, the Corporate Secretary, are employees of Seabord and are not paid directly by Eurasian.

Related Party Assets and Liabilities	Service or Term	March 31, 2013	December 31, 2012
Amounts due to:
David M. Cole, President and CEO	Expense reimbursement	$10,819	$7,579
Christina Cepeliauskas, CFO	Expense reimbursement	-	3,822
M. Stephen Enders, COO	Expense reimbursement	1,155	-
Directors	Fees and expense reimbursement	30,000	38,047
Seabord Capital Corp.	Expense Reimbursement	-	572
		$41,974	$50,020

RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company currently has continuing royalty revenues to fund a portion of ongoing costs. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at March 31, 2013, the Company had working capital of $20,295,280 (December 31, 2012 - $22,702,855). Management has assessed that this working capital is sufficient for the Company to continue as a going concern beyond one year. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

  Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

  Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

As at March 31, 2013, there were no changes in the levels in comparison to December 31, 2012. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$19,937,115	$-	$-	$19,937,115
Restricted cash	137,779	-	-	137,779
Fair value through profit or loss securities	1,215,441	-	-	1,215,441
Total	$21,290,335	$-	$-	$21,290,335

The carrying value of receivables, accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments. The Company assessed that there were no indicators of impairment for these financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams.

Interest rate risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments.

Based on the March 31, 2013 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $60,000.

Liquidity risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Commodity risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Haiti, Turkey, the Kyrgyz Republic, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in U.S. dollars (“USD”) and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, receivables and accounts payable and accrued liabilities to foreign exchange risk as at March 31, 2013 is as follows:

Accounts	USD amount
Cash and cash equivalents	$2,489,442
Receivables	589,256
Accounts payable and accrued liabilities	(539,282)
Total	$2,539,416

The balances noted above reflect the USD balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial and cash balances will be spent prior to significant foreign exchange fluctuations.

NEW ACCOUNTING PRONOUNCEMENTS

The Company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) replaces the guidance on control and consolidation in IAS 27 Consolidated and Separate Financial Statements, and SIC-12, Consolidation - Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27. The Company assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries and investees.

IFRS 11 Joint Arrangements (“IFRS 11”) supersedes IAS 31 Interests in Joint Ventures and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28 Investments in Associates and Joint Ventures (amended in 2011) (“IAS 28”). The Company has concluded that the adoption of IFRS 11 did not result in any changes in the accounting for its joint arrangements.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) contains the disclosure requirements for entities that have interests in in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structure entities. Interests are widely defined as contractual and non-contractual involvement that exposes an entity variability of returns from the performance of the other entity. The required disclosures aim to provide information in order to enable users to evaluate that nature, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows. Given the nature of the Company’s interest in other entities, the amendments did not have an impact on the Company’s financial position or performance. Disclosure is included in Critical Accounting Judgments and Significant Estimates and Uncertainties.

IFRS 13 Fair Value Measurement (“IFRS 13”) provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

The Company has adopted the amendments to IAS 1 Presentation of Financial Statements (“IAS 1”). These amendments required the Company to group other comprehensive income items by those that will be reclassified subsequently to profit or loss and those that will not be reclassified. These changes did not result in any adjustments to other comprehensive income or comprehensive income.

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

Accounting Standards Issued and Effective January 1, 2015

IFRS 9 Financial Instruments replaces the current standard IAS 39 Financial Instruments: Recognition and Measurement, replacing the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The preparation of the consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, royalty revenues and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies in which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

a) Royalty interest and related depletion

In accordance with the Company’s accounting policy, royalty interests are evaluated on a periodic basis to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognized to the extent that carrying amount exceeds recoverable amount. The recoverable amount of a royalty asset is measured at the higher of fair value less costs to sell and value in use. The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), and reserves. These estimates and assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

b) Goodwill

Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit to which it relates.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount. The assessment of the recoverable amount used in the goodwill impairment analysis is subject to similar judgments and estimates as described above for property, plant and equipment and royalty properties.

c) Exploration and Evaluation Assets

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of exploration and evaluation assets. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount

d) Taxation

The Company’s accounting policy for taxation requires management’s judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet.

Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences caused principally by the expected royalty revenues generated by the royalty property are recognized unless expected tax losses applicable to the royalty stream are sufficient to offset the taxable income and therefore, taxable income is not expected to occur in the foreseeable future. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, and reserves. Judgments are also required about the application of income tax legislation in foreign jurisdictions. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the balance sheet and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.

e) Equity Investment

The Company records its interest in associated companies as equity investments. The Company has a minority position on the Boards of its associated companies, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

RISKS AND UNCERTAINTIES

Mineral Property Exploration Risks

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include: ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

Eurasian is currently earning an interest in certain of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off the previously capitalized costs related to that property.

The market prices for precious and base metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Revenue and Royalty Risks

Eurasian cannot predict future revenues or operating results of the area of mining activity. Management expects future revenues from its Leeville royalty property in Nevada to fluctuate depending on the level of future production and the price of gold. Specifically, there is a risk that Newmont will cease to operate in the Company’s area of interest, therefore there can be no assurance that ongoing royalty payments will materialize or be received by Eurasian.

Financing and Share Price Fluctuation Risks

Eurasian has limited financial resources, and has no assurance that additional funding will be available for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as Eurasian, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that share price fluctuations will not occur in the future, and if they do occur, the severity of the impact on Eurasian’s ability to raise additional funds through equity issues.

Foreign Countries and Political Risks

The Company operates in countries with varied political and economic environments. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other nongovernmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which Eurasian operates may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company’s operations in those countries. The Company does not carry political risk insurance.

Competition

The Company competes with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Return on Investment Risk

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all.

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company’s surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company’s surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on the Company’s operations.

Currency Risks

The Company’s equity financings are sourced in Canadian dollars but much of its expenditures are in local currencies or United States dollars. At this time, there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the United States dollar or local currencies could have an adverse impact on the amount of exploration conducted.

Joint Venture Funding Risk

Eurasian’s strategy is to seek partners through joint ventures to fund exploration and project development. The main risk of this strategy is that funding partners may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether Eurasian can find another partner or has enough capital resources to fund the exploration and development on its own.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Eurasian’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of Eurasian’s properties. Consequently, the economic viability of any of the Company’s exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Extensive Governmental Regulation and Permitting Requirements Risks

Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations of Eurasian, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. Eurasian has obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on Eurasian, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring Eurasian’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Eurasian may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on Eurasian and its business and could result in Eurasian not meeting its business objectives.

Key Personnel Risk

Eurasian’s success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants, The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Conflicts of Interest

In accordance with the laws of British Columbia, the directors and officers of a corporation are required to act honestly, in good faith and in the best interests of the corporation. Eurasian’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company’s directors, a director with such a conflict will abstain from voting for or against the approval of such participation or such terms.

Passive Foreign Investment Company

U.S. investors in common shares should be aware that based on current business plans and financial expectations, Eurasian currently expects that it will be a passive foreign investment company (“PFIC”) for the year ending December 31, 2012 and expects to be a PFIC in future tax years. If Eurasian is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of Eurasian’s net capital gain and ordinary earnings for any year in which Eurasian is a PFIC, whether or not Eurasian distributes any amounts to its shareholders. For each tax year that Eurasian qualifies as a PFIC, Eurasian intends to: (a) make available to U.S. shareholders, upon their written request, a “PFIC Annual Information Statement” as described in Treasury Regulation Section 1.1295 -1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to Eurasian. Eurasian may elect to provide such information on its website www.EurasianMinerals.com.

Corporate Governance and Public Disclosure Regulations

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the NYSE MKT and the TSX Venture Exchange. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the United States Congress, making compliance more difficult and uncertain. For example, on July 21, 2010, the United States Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act, which resulted in the SEC adopting rules that will require the Company to disclose on an annual basis, beginning in 2014, certain payments made by the Company, its subsidiaries or entities controlled by it, to the U.S. government and foreign governments, including sub-national governments. The Company’s efforts to comply with the Dodd-Frank Act, the rules and regulations promulgated thereunder, and other new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Internal Controls over Financial Reporting

The Company requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. The Company may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.

CONTROLS AND PROCEDURES

The Company became a non-Venture Issuer in conjunction with its listing on NYSE MKT in January 2012. Therefore, it is now required to report on disclosure controls and procedures and internal controls over financial reporting.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company and its subsidiaries is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management has evaluated the effectiveness of its disclosure controls and procedures as of March 31, 2013 and believes its disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Management evaluated the Company’s internal control over financial reporting at March 31, 2013 and concludes that it is effective and that no material weaknesses were identified.

OUTSTANDING SHARE DATA

At May 13, 2013, the Company had 72,306,040 common shares issued and outstanding. There were also 4,648,700 stock options outstanding with expiry dates ranging from September 18, 2013 to October 16, 2017, and 7,175,533 warrants outstanding with expiry dates ranging from February 15, 2015 to November 12, 2015.